Exhibit 2.4

PLIANT CORPORATION
DEFERRED CASH INCENTIVE PLAN

Pliant Corporation, a Delaware corporation, has determined that it is in the best interest of the Company to adopt the Pliant Corporation Deferred Cash Incentive Plan (the “Plan”) to provide financial benefits to key management employees of the Company and its subsidiaries in the event of a Liquidation Event or a Redemption (each as herein defined) in accordance with the terms and conditions set forth herein.

The purpose of the Plan is to provide designated key employees with financial rewards in the event of a Liquidation Event or Redemption in order to incentivize such employees to increase the value of the Company and to secure their continued commitment and dedication to the Company.

1.             Definitions. The following definitions shall apply for purposes of this Plan:

(a)           “Applicable Percentage” means 8.0%.

(b)           “Asset Sale” has the meaning set forth in the definition of “Liquidation Event” contained in Article Four, Part C, Section 6 of the Certificate of Incorporation.

(c)           “Bonus” means with respect to an eligible Participant upon a Liquidation Event or Redemption, the amount payable to such eligible Participant under Section 3 of the Plan.

(d)           “Bonus Percentage” means the fixed percentage of the Bonus Pool assigned to a Participant as set forth in Exhibit A, with  the Bonus Percentages to be assigned by the Board of Directors of the Company, following consultation and discussions with the Company’s Chief Executive Officer; provided, however, that the Bonus Percentage of any Participant may not be reduced without the prior written consent of such Participant. The sum of the Bonus Percentages for the Participants, in the aggregate, may be less than, but shall not exceed, 100%.

(e)           “Bonus Pool” means:

(i)                                     With respect to a Liquidation Event, an aggregate positive amount, if any, equal to the Applicable Percentage of the lesser of:

(A)                              the Hurdle Amount (or, to the extent the Initial Redemption has not occurred prior thereto but there have been one or more prior redemptions of Series AA Preferred Stock for which no Bonus Pool has been created, [$243.8 million]); and

(B)                                the sum of (x) the Liquidation Proceeds of such Liquidation Event plus (y) the Grossed-Up Other Distributions as of the date of such Liquidation Event, plus, (z) only to the extent the Initial Redemption had not occurred prior thereto but there had been prior redemptions of Series AA Preferred Stock for which no Bonus Pool had been created, the sum of the Redemption Proceeds in connection with all such prior redemptions.

(ii)                                  With respect to a Redemption, an aggregate amount equal to the Applicable Percentage of the Redemption Proceeds (which in the case of the Initial Redemption, shall include the Redemption Proceeds from any prior redemptions of Series AA Preferred Stock by the Company occurring prior to the occurrence of the Initial Redemption for which no Bonus Pool has been created);

provided, however, that the amount of all Bonus Pools created pursuant to clauses (i) and (ii) above shall in no event exceed an aggregate amount equal to the Applicable Percentage of $[243.8 million].  For purposes of clarification, in the event of the occurrence of a Liquidation Event which includes or is consummated substantially simultaneously with a Redemption, regardless of the actual order of the transaction, such transaction shall be deemed to be a single transaction and shall be deemed to be a Liquidation Event (and not a Redemption), with the proceeds of the redemption portion of such transaction to be deemed to be proceeds payable in connection with such transaction.

(f)            “Cause” means:

(i)                                     with respect to Harold Bevis, “cause” as defined in Harold Bevis’ Employment Agreement with the Company, dated as of _________, 2006 (as it may be amended, modified or restated from time to time, the “Bevis Employment Agreement”); and

(ii)                                  with respect to any other Participant:

(A)                              the Participant’s commission of a crime involving his or her fraud, theft or dishonesty or engagement in willful or wrongful activities that are materially detrimental to the Company;

(B)                                the material and willful breach by the Participant of his or her responsibilities as an employee of the Company or willful failure to comply with reasonable directives or policies of the Company, the Board of Directors, the Chief Executive Officer or his designees, but only if the Company has given Participant written notice specifying the breach or failure to comply, demanding that the

Participant remedy the breach or failure to comply and the Participant (1) failed to remedy the alleged breach or failed to comply within thirty days after receipt of the written notice and (2) failed to take all reasonable steps to that end during the thirty days after he received the notice.

(C)                                the continued use of alcohol or drugs by the Participant to an extent that such use interferes with the performance of the Participant’s duties and responsibilities.

Notwithstanding the foregoing, the term “Cause” shall not include any one or more of the following: (i) bad management decision-making by the Participant or (ii) any act or omission reasonably believed by the Participant in good faith to have been in and not opposed to the best interests of the Company (without intent of the Participant to gain, directly or indirectly, a profit to which the Participant was not legally entitled) and reasonably believed by the Participant not to have been improper or unlawful.

(g)           “CEO” means the Chief Executive Officer of the Company.

(h)           “Company” means Pliant Corporation, a Delaware corporation, including its successor in interest by merger, consolidation, purchase or otherwise.

(i)            “Covered Classes” shall mean securities of any of the following classes and series of stock issued by the Company:  (a) Series AA Preferred Stock, (b) Common Stock, and (c) any class or series of equity securities which are issued as a dividend or distribution with respect to, or pursuant to a recapitalization of, any then outstanding Covered Class of equity securities.

(j)            “Disability” means any medically determinable physical or mental impairment that has lasted, or is reasonably expected to last, for a period of at least six (6) months, can reasonably be expected to be permanent or of indefinite duration, and renders the Participant unable to perform his duties hereunder, as certified by a physician jointly selected by the Company and the Participant or the Participant’s legal representative.

(k)           “Effective Date” means __________, 2006.

(l)            “Good Reason” means:

(i)                                     with respect to Harold Bevis, “good reason” as defined in the Bevis Employment Agreement .; and

(ii)                                  with respect to any other Participant, any of the following events in response to which the Participant terminates his employment with the Company and its subsidiaries:

(A)                            the assignment to the Participant of any material duty materially inconsistent with the Participant’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities;

(B)                            any reduction in the Participant’s base salary or bonus compensation (other than any decrease in bonus compensation as a result of a failure to achieve reasonable performance targets which are consistent with past performance targets applied in connection with determining bonus compensation); or

(C)                                the Company requires the Participant to, or assigns duties to the Participant which would reasonably require him to, relocate his principal business office more than forty (40) miles from where it is located on the date hereof;

provided, however that an event described above will not constitute “Good Reason” unless (1) such event occurs without the Participant’s express written consent, (2) the Participant delivers a written notice to the Company of the occurrence of any such event not more than ninety (90) days following the occurrence of such events, and (3) the Company fails to cure or remedy such event within thirty days (the “Cure Period”) after receiving written notice thereof from the Participant. The failure by the Participant to terminate his or her employment with the Company and its subsidiaries within thirty days after the end of the Cure Period in respect of an event otherwise qualifying as Good Reason will preclude the Participant from invoking such event as the basis for Good Reason.

(m)          “Grossed-Up Other Distributions” shall mean the quotient of (x) the amount of Other Distributions divided by (y) the then applicable Inverse Multiple.

(n)           “Hurdle Amount” shall mean an amount equal to [$243.8 million]; provided that upon any redemption by the Company of Series AA Preferred Stock in accordance with the terms thereof, the Hurdle Amount shall be reduced by an amount equal to the aggregate Redemption Proceeds in connection with such redemption; provided, that in no event shall the Hurdle Amount be less than zero.

(o)           “Inverse Multiple” shall mean 0.92.

(p)           “JPMP” means J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership, and its Affiliates (as defined pursuant to the Charter).

(q)           “Liquidation” has the meaning set forth in Article Four, Part C, Section 6 of the Certificate of Incorporation.

(r)            “Liquidation Event” has the meaning set forth in Article Four, Part C, Section 6 of the Certificate of Incorporation.

(s)           “Liquidation Proceeds” means (a) in connection with an Asset Sale or a Liquidation, the quotient of (x) the Net Asset Proceeds divided by (y) the then applicable Inverse Multiple and (b) in connection with a Stock Sale or a Merger, the quotient of (x) Net Stock Proceeds divided by (y) the then applicable Inverse Multiple. Any Liquidation Proceeds which are deposited into an escrow account (whether such escrow account is established by the Corporation or any purchaser, acquiror or other similar party in connection with a Liquidation Event) or subject to being held-back by the purchaser for distribution upon the occurrence or satisfaction of any event shall not be included in calculating “Liquidation Proceeds” until such time as such amounts are released to the Corporation (in the case of an Asset Sale or a Liquidation) or its stockholders (in the case of a Stock Sale or a Merger).

(t)            “Merger” has the meaning set forth in the definition of “Liquidation Event” contained in Article Four, Part C, Section 6 of the Certificate of Incorporation.

(u)           “Net Asset Proceeds” has the meaning set forth in Article Four, Part C, Section 6 of the Certificate of Incorporation.

(v)           “Net Stock Proceeds” has the meaning set forth in Article Four, Part C, Section 6 of the Certificate of Incorporation.

(w)          “Other Distributions has the meaning set forth in Article Four, Part C, Section 6 of the Certificate of Incorporation.

(x)            “Participant” means a person who at the time of designation is an employee of the Company or a subsidiary of the Company and is designated for participation in this Plan by the Company’s Chief Executive Officer with the approval of the Board; provided, however, that it shall be a condition to the participation in this Plan, and partial consideration for the rights granted hereunder, that any employee who owned Series B Preferred Stock in the Company’s predecessor agree to waive his or her right to receive any cash payment payable in consideration of the extinguishment of the Series B Preferred Stock pursuant to the Company’s Plan of Reorganization. The Participants shall be identified in Exhibit A, which may be amended by the Company’s Chief Executive Officer with the approval of the Board to reflect the addition of additional Participants; provided, however, that the Bonus Percentages of any Participant may not be reduced with the written consent of such Participant.

(y)           “Plan” means the Pliant Corporation Deferred Cash Incentive Plan, as set forth herein and as amended from time to time.

(z)            “Qualified Public Offering” shall mean the sale in an underwritten public offering registered under the Securities Act of 1933, as amended, of shares of capital stock of the Company to the public resulting in aggregate proceeds (net of underwriting discounts and commissions) to the Company of not less than one hundred million dollars ($100 million).

(aa)         “Redemption” means either an Initial Redemption or a Subsequent Redemption as follows:

(i)                                     An “Initial Redemption” will occur at such time as the Company has redeemed shares of Company’s Series AA Preferred Stock resulting in aggregate Redemption Proceeds, including, without limitation the Redemption Proceeds from any prior such Redemptions, of not less than [$50 million].

(ii)                                  A “Subsequent Redemption” will occur on any date after the Initial Redemption that the Company redeems any shares of Series AA Preferred Stock.

(bb)         “Redemption Proceeds” means, with respect to any redemption of the Company’s Series AA Preferred Stock, the cash proceeds received by the holders of the Series AA Preferred Stock upon such redemption divided by the Inverse Multiple in effect at the time of such redemption.

(cc)         “Retained Securities” shall mean, in connection with any Liquidation Event which is a Merger or Stock Sale, (i) any capital stock in Covered Classes not transferred, if any, by the stockholders of the Company in connection with such Liquidation Event and/or (ii) any capital stock or debt securities received in consideration or exchange for, capital stock in Covered Classes in connection with such Liquidation Event.

(dd)         “Stock Sale” has the meaning set forth in the definition of “Liquidation Event” contained in Article Four, Part C, Section 6 of the Certificate of Incorporation.

2.             Eligibility for Bonus.

(a)           A Participant (other than Harold Bevis) shall be eligible to receive payment of his or her Bonus with respect to a Liquidation Event or a Redemption as provided in Section 3(a) if and only if the Liquidation Event or Redemption occurs:

(i)                                     While the Participant is employed by the Company or a subsidiary; or

(ii)                                  At any time within ninety (90) days after the Participant’s termination of employment with the Company or a subsidiary of the Company (x) by the Company or a subsidiary of the Company without Cause, (y) by the Participant for Good Reason, or (z) due to the Participant’s death or Disability.

(b)           Harold Bevis shall be eligible to receive payment of his Bonus with respect to a Liquidation Event or Redemption as provided in Section 3(a) if the Liquidation Event or Redemption occurs:

(i)                                     While Harold Bevis is employed by the Company or a subsidiary of the Company;

(ii)                                  At any time within one (1) year after Harold Bevis’ termination of employment with the Company and all subsidiaries of the Company (x) by the Company or subsidiary of the Company without Cause or (y) by Harold Bevis for Good Reason; or

(iii)                               At any time within ninety (90) days after Harold Bevis’ termination of employment with the Company and all subsidiaries of the Company due to his death or Disability.

(c)           Harold Bevis shall be eligible to receive payment of his Bonus with respect to a Liquidation Event or Redemption as provided in Section 3(b) if he does not otherwise meet the eligibility criteria in Section 2(b) and Harold Bevis’ employment with the Company and all of its subsidiaries is terminated after the effective date of the Company’s plan of reorganization.

(d)           Notwithstanding any provision herein to the contrary, no Bonus will be paid to any Participant if no Liquidation Event or Redemption occurs prior to the twentieth (20th) anniversary of the effective date of this Plan.

3.             Bonus Payable Upon Creation of a Bonus Pool.

(a)           Simultaneously with the occurrence of a Liquidation Event or a Redemption, the Company shall pay each eligible Participant who satisfies the eligibility requirements described in Section 2(a) or (b) above a Bonus, payable, subject to the terms of Section 3(c), in cash, in an amount equal to the Bonus Pool established with respect to such Liquidation Event or Redemption multiplied by the Participant’s Bonus Percentage, as set forth in Exhibit A.

(b)           If Harold Bevis does not otherwise meet the eligibility criteria in Section 2(b) with respect to a Liquidation Event or Redemption and his employment with the Company and its subsidiaries is terminated after the effective date of the Company’s plan of reorganization, then simultaneously with the occurrence of a Liquidation Event or Redemption,  the Company shall pay Harold Bevis a Bonus in an amount equal to the product of (x) the Bonus Pool established with respect to such Liquidation Event or Redemption multiplied by (y) Harold Bevis’ Bonus Percentage multiplied by (z) a fraction (not to exceed one (1)), the numerator of which is the number of months, if any, that transpire from the effective date of the Company’s plan of reorganization and his termination of employment with the Company and all of the subsidiaries of the Company, and the denominator of which is thirty-six (36).

(c)           Notwithstanding anything in this Section 3 to the contrary, to the extent that in connection with a Liquidation Event which is a Merger or Stock Sale in which there are Retained Securities, if (x) the aggregate fair market value of the Retained Securities (as determined in good faith by the Board) divided by the then applicable Inverse Multiple is in excess of (y) the greater of (1) $0 and (2) the difference of the Liquidation Proceeds in connection with such Liquidation Event minus the then applicable Hurdle Amount (the amount of any such excess of (x) over (y) being referred to as the “Pre-Hurdle Retained Securities Amount”), the Company shall have the option to pay a portion of the Bonuses payable pursuant to this Plan in connection with such Liquidation Event, not to exceed the Maximum In-Kind Amount (as defined in Section 3(d) below), by the delivery of securities in the same class and/or series as the Retained Securities having a fair market value (as determined in good faith by the Board) equal to the portion of the Bonuses to be so paid; provided that Participants receiving any such Retained Securities are provided similar rights relating to registration of securities, redemption rights and tag along rights as provided to any holder of Covered Classes of an equivalent class or series with respect to such Retained Securities (it being understood that such Participants will be entitled to participate in any collective rights of a class or group of former holders of Covered Classes (such as rights permitting a majority of the holders of a class or series of securities to require a redemption or a registration), and the foregoing shall not provide any Participant an individual (rather than collective) right with respect to such matter).  If there is more than one class or series of Retained Securities, the portion of the Bonuses payable by the delivery of Retained Securities shall include a proportionate amount of each such class or series. In the event that any portion of the Bonuses hereunder are paid in Retained Securities, the Bonuses received by each Participant will consist of substantially identical (subject to rounding in order to avoid delivery of fractional shares) proportions of (i) cash and (ii) Retained Securities of each such class or series.

(d)           For the purposes of this Section 3, the “Maximum In-Kind Amount” shall mean the lesser of (x) the aggregate amount of the Bonus Pool created in connection with such Liquidation Event minus the Mandatory Cash Portion and (y) the Applicable Percentage of the Pre-Hurdle Retained Securities Amount. For the purposes hereof, the “Mandatory Cash Portion” shall mean the greater of:

(i)                                     the Applicable Percentage of the sum of (x) any Grossed-Up Other Distributions plus (y) only to the extent that the Initial Redemption had not occurred prior to the date of such Liquidation Event but there has been redemption of Series AA Preferred Stock for which no Bonus Pool had been created, the Redemption Proceeds in connection with all such prior redemptions; and

(ii)                                  40% of the Bonus Pool created in connection with such Liquidation Event .

(e)           Any portion of the Bonus Pool not delivered to the Participants as a result of a deferral of payment of any Liquidation Proceeds by reason of any escrow or holdback obligation, or otherwise, shall be delivered to the Participants pro rata in accordance with the payments of the Bonus Pool promptly upon release of any such Liquidation Proceeds to the Corporation (in the case of an Asset Sale or a Liquidation) or its stockholders (in the case of a Stock Sale or a Merger).

(f)            To the extent that a Participant is not also a holder of Series M Preferred Stock issued pursuant to the Company’s 2006 Restricted Stock Incentive Plan (the “Restricted Stock Incentive Plan”), then, by acceptance of an award pursuant to this Plan, the Participant will be deemed to be bound by, and agree to the terms of, Section 8.9 of the Restricted Stock Incentive Plan, as if such Participant was a holder of Series M Preferred Stock with respect to such Participant’s award hereunder and payment in respect of such award under the circumstances described in Section 8.9 of the Restricted Stock Incentive Plan.

4.             Withholding Taxes. The Company shall withhold from the Bonus payable under this Plan, all income, employment and payroll taxes which, by applicable federal, state, local or other law, the Company is required to withhold.

5.             Termination or Amendment of Plan.

(a)           Subject to subsection (b) below, this Plan shall remain in effect until the earliest to occur of (i) the twentieth (20th) anniversary of the Effective Date, (ii) the first occurrence of a Liquidation Event, (iii) there have been Redemptions resulting in Redemption Proceeds in excess of $243.8 million or (iii) the consummation of a Qualified Public Offering. Upon consummation of a Qualified Public Offering, the Plan will be terminated after distribution of all Bonuses payable with respect to any Bonus Pool to be established as a result of any Redemption in connection with, or as a result of the use of proceeds from, the Qualified Public Offering. Except as provided in the preceding sentence, no Bonuses will be payable hereunder with respect to any Liquidation Event or Redemption that occurs after the termination of this Plan.

(b)           The Company may amend, modify or terminate this Plan, in writing, at any time; provided, however; that no amendment, modification or termination of the Plan that may adversely affect the rights or potential rights of any Participant shall become effective, unless the Participant consents to such amendment, modification or termination in writing. Notwithstanding the foregoing, as a purely ministerial action, the Company’s Chief Executive Officer may amend or modify Exhibit A from time to time as necessary to reflect the identification of the Participants and their respective Bonus Percentages in accordance with the terms of the Plan.

6.             Action by the Company. Any action required or permitted to be taken by the Company under this Plan shall be approved by the Board of Directors of the Company.

(a)           If the payment of any Bonus hereunder is prohibited by, or would result in or cause a default or an event of default under, any of the agreements governing any Indebtedness (as defined in the Company’s Certificate of Incorporation), then consummation of the Liquidation Event (other than an involuntary liquidation, dissolution or liquidation winding up of the affairs of the Corporation) or the making of a redemption of the Series AA Preferred Stock shall be prohibited until the provisions of Section 6(b) have been satisfied in full.

(b)           If the provisions of any Indebtedness Agreement (as defined in the Company’s Certificate of Incorporation) would prohibit the Corporation from paying any Bonus pursuant hereto, or if immediately after giving effect to the payment of any such Bonus, a default or event of default under any such agreement or instrument would be caused thereby, as a condition to the consummation of a Liquidation Event or a redemption of Series AA Preferred Stock, and the payment of any Bonus hereunder, the Company shall, to the extent required to permit the payment of the applicable Bonuses hereunder, (i) obtain the consent of the requisite holders of such Indebtedness to permit the payment of such Bonuses by the Company, (ii) refinance all such Indebtedness outstanding with the proceeds of other Indebtedness or equity securities that permit or do not prohibit the payment of such Bonuses by the Company or (iii) otherwise comply with the terms of such Indebtedness required to permit the payment by the Company of the Bonuses. The Company shall not consummate a Liquidation Event or a redemption of Series AA Preferred Stock unless the conditions contained in this Section 6(b) are satisfied or waived by the Participants with a majority of the outstanding Bonus Percentages then outstanding pursuant to this Plan.

7.             Successors.

(a)           Subject to Section 5(a), this Plan shall not be terminated by any merger, consolidation, stock exchange or similar event involving the Company whereby the Company is or is not the surviving or resulting corporation or other entity. In the event of any merger, consolidation, stock exchange or similar event, the provisions of this Plan shall be binding upon the surviving or resulting corporation or other entity.

(b)           This Plan shall inure to the benefit of and be enforceable by each Participant’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If a Participant shall die while any amounts are payable to the Participant hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to such person or persons appointed in writing by the Participant to receive such amounts or, if no person is so appointed, to the Participant’s estate.

8.             Governing Law; Validity. The interpretation, construction and performance of this Plan shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to the principle of conflicts of laws. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, which other provisions shall remain in full force and effect.

9.             Miscellaneous.

(a)           The Company shall not be required to fund or otherwise segregate assets to be used for the payment of any benefits under the Plan. The Company shall make such payments only out of its general assets, and therefore its obligation to make such payments shall be subject to any claims of its other creditors having priority as to its assets.

(b)           This Plan does not constitute a contract of employment or impose on the Company any obligation to retain the Participant as an employee, to change the status of the Participant’s employment, or to change the policies of the Company regarding termination of employment.

(c)           This Plan does not grant to any Participant any of the rights or privileges of equity ownership in the Company.

(d)           This Plan and Exhibit A attached hereto constitute the sole agreement by and between the Company and the Participants with respect to the subject matter contained herein.

Exhibit A

Participants
(as of ____________, 2006)

The following individuals shall be Participants under this Deferred Cash Incentive Plan with the indicated Bonus Percentage:

Participant	Bonus Percentage